Exhibit 99.1

NEWS RELEASE

Unionized employees strike at Mantos de Oro-La Coipa mine

Toronto, Ontario, July 8, 2009 --  Unionized employees at Compañía Minera Mantos de Oro in Chile, a subsidiary of  Kinross, have initiated strike action at the La Coipa mine following unsuccessful collective agreement negotiations. The strike affects production of approximately 300 gold equivalent ounces per day from the La Coipa operation. The company is seeking a resolution that is fair and equitable to employees and returns the mine to full production as soon as possible.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in the United States, Brazil, Chile, Ecuador and Russia, and employs approximately 5,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and driving new opportunities through exploration and acquisition.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: (416) 365-2726
steve.mitchell@kinross.com

Investor Relations Contacts

Erwyn Naidoo	Lisa Doddridge
Vice-President, Investor Relations	Director, Investor Relations
phone: (416) 365-2744	phone: (416) 369-6480
erwyn.naidoo@kinross.com	lisa.doddridge@kinross.com

www.kinross.com